FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
March 17, 2015

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press release

Mobile TeleSystems Announces Financial Results for the Fourth Quarter and Full Year Ended December 31, 2014

March 17, 2015

Moscow, Russian Federation — Mobile TeleSystems OJSC (“MTS” - NYSE: MBT), the leading telecommunications provider in Russia and the CIS, today announces its unaudited US GAAP financial results for the three months and full year ended December 31, 2014.

Key Financial Highlights of Q4 2014 and FY 2014

•                  Consolidated group revenue for FY 2014 increased 3.1% y-o-y to RUB 410.8 bln

•                  Total revenue in Russia for FY 2014 increased 5.6% y-o-y to RUB 374.9 bln

•                  Data traffic revenue in Russia for FY 2014 grew 35.9% y-o-y to RUB 64.4 bln

•                  Consolidated Group Adjusted OIBDA(1) for FY 2014 up 0.3% y-o-y to RUB 175.5 bln

•                  OIBDA in Russia for FY 2014 increased 4.5% y-o-y to RUB 164.8 bln

Outlook for 2015

•                  Group revenue may increase >2%

•                  Group OIBDA margin will be greater than 40%

•                  Total Russia revenue may increase > 3%

•                  Group CAPEX spending will be approximately RUB 85 bln(2)

MTS sees significant macroeconomic uncertainty and volatility across its markets of operation, which may cause MTS to revisit its revenue and OIBDA guidance and, in turn, impact its financial and operating results.

Key Corporate and Industry Highlights

•                  Launched commercial operations in Uzbekistan.

•                  Partnered with VimpelCom to jointly roll-out and utilize LTE networks in 36 Russian regions.

•                  Acquired  regional assets of SMARTS OJSC In Penza Region, Ivanovo Region and Bashkiria for a price of RUB 3.1 bln including debt

•                  Completed dividend payment of RUB 6.2 per ordinary MTS share (RUB 12.4 per ADR), or a total of RUB 12.8 bln based on the H1 2014 financial results.

(1)  OIBDA net of gain in the amount of RUB 6.7 bln from reentrance into Uzbekistan and excluding provision for investments in JSC DeltaBank in Ukraine of RUB 5.1bln.

(2)  Excluding cost of 3G license and investments in 3G network in Ukraine.

•                  Signed an agreement with Sberbank of Russia to open a non-revolving line of credit for a total amount of RUB 50.0 bln and amended terms of an existing credit agreement in the amount of RUB 20.0 bln.

•                  Acquired 952,000 ordinary shares of the MTS-Bank’s additional shares issuance for RUB 3.6 bln.

•                  Won a tender for a nationwide license for the provision of 3G telecommunications services in the 1950-1965 MHz/2140-2155 MHz in Ukraine. The cost of the license amounted to UAH 2.7 bln.

•                  Launched LTE network in the 1800 MHz range in Moscow and LTE network in the 800 MHz range throughout the Moscow region.

•                  Launched LTE network in the 1800 MHz rage in Saint Petersburg and the Leningrad Region.

Commentary

Mr. Andrei Dubovskov, MTS President and CEO, commented, “For the quarter, Group revenues increased by 2.3% year-over-year to RUB 107.2 bln. We delivered strong revenue growth in our business units in Russia and Turkmenistan, but saw a slight decline in Armenia and sustained weakness in our operations in Ukraine due to macroeconomic and political factors. In Russia, we continue to outperform the market and strengthen our leadership. For the quarter, revenues increased by 4.1% year-over-year to RUB 98.0 bln. For the year, Russia revenue increased 5.6% driven by network improvements through the build-out of LTE networks in 76 of the Russia’s regions, development of our 3G networks and roll-out of fiber-optic lines across the country; the success of the market’s leading offerings in integrated voice and data tariff plans; and strong retail operations, which allow us to promote sales of high-quality, affordable smartphones and tablets.”

Mr. Vasyl Latsanych, MTS Vice President for Marketing, said “In Q4, we continued to capitalize on trends we’d seen from previous quarters.  Revenues in our core mobile business improved 4.5% year-over-year driven by migrating customers from feature phones to smartphones by focusing on data in our marketing communications and working closely with handset vendors to create unique products in the market. The growth was aided by rising penetration of our voice & data Smart tariffs in the base, higher messaging revenues due to increased sales of SMS packages; strong subscriber additions as we increased our subscriber base by roughly 5 million subscribers; and high-quality of subscriber additions as showcased by the lowest level of churn in the market.”

Mr. Alexey Kornya, MTS Vice President for Finance and Investments, added, “In Q4 2014, we witnessed both seasonal weakness and a number of one-off factors in our operating income.  For the quarter, our Adjusted OIBDA declined 5.3% to RUB 42.6 bln. Our profitability reflects revenue dynamics in each of our markets of operation, including higher sales of handsets in Russia; the impact of hryvna and ruble volatility on our operating expenses, including international roaming and calling; increased taxes and spectrum fees in Ukraine; the effects of a planned salary increase implemented in September 2014; rising general & administrative  costs due to the enhancement of our mobile and fixed networks in Russia and inflationary pressure; and costs related to the launch of our operations in Uzbekistan. Overall, this translated to an OIBDA margin of 39.7% for the Group. In Russia, OIBDA increased by 0.5% year-over-year to RUB 41.3 bln. We continue to benefit from sustained growth in mobile service revenues and increased contribution from high-margin data revenues. Positive trends were offset by inflationary pressure, the impact of ruble devaluation on costs denominated in foreign currencies, primarily related to international roaming and international calling, and impact of higher low-margin handset sales. On a quarterly basis, OIBDA fell by 9.1% due to seasonal factors, including lower revenues from roaming, and a periodic increase in payroll, with an OIBDA of at 42.1%. For the year, however, Group OIBDA was up slightly to RUB 175.5 bln for the year, a strong sign of the strength and efficiency of the organization and our markets.”

He continued, “In Q4 2014, net income fell year-on-year to RUB 1.6 bln. In addition to the aforementioned developments to our adjusted OIBDA, other extraordinary factors influencing our bottom line include: a reserve of RUB 5.1 bln rubles based on UAH 1.4 bln held at DeltaBank, which was declared insolvent in early March; an impairment of our stake in MTS Bank in the amount of RUB 3.2 bln; and a gain in the amount of RUB 3.1 bln from the reentrance into Uzbekistan. For the period, we recognized a non-cash FOREX loss of roughly RUB 9 bln due to the impact of ruble depreciation on our non-ruble debt portfolio. Additional factors impacting our net income include the performance of investments in MTS Bank and Ozon, as well as the contribution from our minority stake in MTS Belarus. Despite the operating challenges throughout our markets, MTS continues to generate significant operating cash flows. Exclusive of one-offs, as well as investments in associates and acquisitions of subsidiaries, operating cash flow from continuing operations improved 1.8% compared to 2013. This led to a strong free cash flow of RUB 57.0 bln.”

Mr. Andrei Dubovskov, MTS President and CEO, concluded, “And despite the challenges, over the past year, we saw in our markets core revenue growth; generally stable market shares among key competitors; sustained levels of investment; and strong levels of profitability. This gives us confidence looking ahead to 2015 and beyond. For Russia, we anticipate revenue growth of over 3% in 2015 driven by continued migration to data plans and rising data usage. For the Group we see the revenue growing by more than 2% driven by the improvement in data revenues in our key markets, and we are cautiously targeting Group OIBDA margin of over 40%. Obviously macroeconomic issues and currency stability remain the key factors, which may influence our revenue and margins. Our plans for CAPEX in 2015 are to decrease slightly in the absolute amount of capital expenditures to roughly RUB 85 bln.  Ruble volatility does imply that we will purchase less equipment, but we feel that we are best prepared for such a scenario. In 2014, we launched and developed LTE in 76 regions and installed over 15,000 3G/4G base stations, a record for MTS. Network build-out allowed us to dramatically increase data transfer speeds and improve customer experience as indicated by high levels of satisfaction among MTS customers measured by various marketing metrics. Thus, we feel comfortable about our competitive position as we economize on network investments.”

Additional Information

In 2010, the Russian State Duma enacted the law requiring Russian companies, which have securities traded on the Moscow Exchange, to prepare consolidated financial statements under International Financial Reporting Standards (IFRS) beginning from the financial year ending on December 31, 2015. To conform to this requirement, the Group will prepare its financial statements for the year ended December 31, 2015 with comparable data for the year ended December 31, 2014 under IFRS.

As of Q3 2014, MTS adjusted its subscriber reporting methodology to reflect three-months of subscriber activity instead of the previously used six-month methodology.  In accompanying materials, subscriber numbers, as well as related operational indicators like Average Revenue Per User (ARPU) and Minutes of Use (MOU), Average Price Per Minute (APPM) and churn have been restated since Q1 2013 to provide like-for-like comparisons for FY2014 operational indicators.

MTS continues to see sustained macroeconomic volatility in its markets of operations that may impact the financial and operational performance throughout the Group.

This press release provides a summary of some of the key financial and operating indicators for the period ended December 31, 2014. For full disclosure materials, please visit http://www.mtsgsm.com/resources/reports/.

Financial Summary

RUB mln	Q4’14	Q4’13	y-o-y		Q3’14	q-o-q		2014	2013	y-o-y
Revenues	107,188	104,751	2.3%		107,148	STABLE		410,758	398,443	3.1%
Adjusted OIBDA	42,596	44,988	-5.3%		48,186	-11.6%		175,463	175,011	0.3%
- margin	39.7%	42.9%	-3.2	pp	45.0%	-5.3	pp	42.7%	43.9%	-1.2	pp
Adjusted net operating income	23,191	27,219	-14.8%		29,152	-20.4%		100,753	101,758	-1.0%
- margin	21.6%	26.0%	-4.4	pp	27.2%	-5.6	pp	24.5%	25.5%	-1.0	pp
Net income from continuing operations	1,646	19,750	-91.7%		16,062	-89.8%		51,822	76,105	-31.9%
- margin	1.5%	18.9%	-17.4	pp	15.0%	-13.5	pp	12.6%	19.1%	-6.5	pp
Net income attributable to the group	1,646	19,750	-91.7%		16,062	-89.8%		51,822	79,839	-35.1%
- margin	1.5%	18.9%	-17.4	pp	15.0%	-13.5	pp	12.6%	20.0%	-7.4	pp

Russia Highlights

RUB mln	Q4’14	Q4’13	y-o-y		Q3’14	q-o-q		2014	2013	y-o-y
Revenues(3)	98,044	94,154	4.1%		99,209	-1.2%		374,895	354,894	5.6%
- mobile	74,782	71,556	4.5%		77,324	-3.3%		290,955	272,502	6.8%
- fixed	15,966	16,725	-4.5%		15,799	1.1%		62,533	63,301	-1.2%
-sales of handsets & accessories	9,061	7,760	16.8%		7,785	16.4%		28,769	26,317	9.3%
OIBDA	41,324	41,107	0.5%		45,437	-9.1%		164,844	157,699	4.5%
- margin	42.1%	43.7%	-1.6	pp	45.8%	-3.7	pp	44.0%	44.4%	-0.4	pp
Net income	4,483	17,117	-73.8%		10,818	-58.6%		44,362	64,115	-30.8%
- margin	4.6%	18.2%	-13.6	pp	10.9%	-6.3	pp	11.8%	18.1%	-6.3	pp

	Q4’13	Q1’14	Q2’14	Q3’14	Q4’14	2013	2014
ARPU (RUB)	342.0	325.2	336.2	358.3	337.8	338.6	339.1
MOU (min)	375	353	373	377	393	359	372
Churn rate (%)	9.8%	10.1%	10.9%	9.2%	11.0%	38.1	41.0%

Ukraine Highlights

UAH mln	Q4’14	Q4’13	y-o-y		Q3’14	q-o-q		2014	2013	y-o-y
Revenues	2,277	2,441	-6.7%		2,817	-19.2%		10,076	9,965	1.1%
Adjusted OIBDA	964	1,276	-24.5%		1,210	-20.3%		4,686	5,176	-9.5%
- margin	42.3%	52.3%	-10.0	pp	42.9%	-0.6	pp	46.5%	51.9%	-5.4	pp
Net income	(140)	636	n/a		763	n/a		2,424	2,464	-1.6%
- margin	n/a	26.1%	n/a		27.1%	n/a		24.1%	24.7%	-0.6	pp

(3) Revenue, net of intercompany between mobile and fixed

	Q4’13	Q1’14	Q2’14	Q3’14	Q4’14	2013	2014
ARPU (UAH)	37.0	36.8	38.3	41.1	34.8	39.5	39.7
MOU (min)	586	573	575	483	480	608	554
Churn rate (%)	7.4%	6.2%	4.5%	4.6%	17.6%	27.2%	34.2%
SAC (UAH)	53.3	49.4	50.8	63.4	69.3	54.8	57.6
- dealer commission	29.7	29.4	31.2	37.5	40.0	32.1	34.2
- adv&mktg	14.8	12.1	13.3	17.0	20.3	14.1	15.4
- handset subsidy	0.9	0.7	0.8	1.7	2.8	1.1	1.4
- SIM card & voucher	7.8	7.2	5.6	7.1	6.2	7.6	6.5

Armenia Highlights

AMD mln	Q4’14	Q4’13	y-o-y		Q3’14	q-o-q		2014	2013	y-o-y
Revenues	19,572	19,778	-1.0%		22,066	-11.3%		77,651	79,926	-2.8%
OIBDA	9,112	5,298	72.0%		12,057	-24.4%		38,014	36,862	3.1%
- margin	46.6%	26.8%	19.8	pp	54.6%	-8.0	pp	49.0%	46.1%	2.9	pp
Net income	3,522	(1,442)	n/a		4,243	-17.0%		11,554	8,400	37.5%
- margin	18.0%	n/a	n/a		19.2%	-1.2	pp	14.9%	10.5%	4.4	pp

	Q4’13	Q1’14	Q2’14	Q3’14	Q4’14	2013	2014
ARPU (AMD)	3,113.5	2,691.1	2,939.3	3,378.6	2,956.6	3,206.5	2,988.8
MOU (min)	460	464	516	527	523	430	508
Churn rate (%)	8.3%	7.8%	7.7%	9.0%	9.5%	33.2%	33.9%
SAC (AMD)	6,800.7	5,129.8	5,302.3	4,773.3	6,261.6	6,415.7	5,362.8

Turkmenistan Highlights

TMT mln	Q4’14	Q4’13	y-o-y		Q3’14	q-o-q		2014	2013	y-o-y
Revenues	76	72	5.3%		72	5.7%		282	253	11.5%
OIBDA	30	44	-30.1%		30	1.7%		117	104	11.9%
- margin	40.2%	60.6%	-20.4	pp	41.8%	-1.6	pp	41.3%	41.2%	+0.1	pp
Net income	25	39	-36.7%		26	-3.5%		98	90	+9.7%
- margin	32.9%	54.6%	-21.7	pp	36.0%	-3.1	pp	34.8%	35.4%	-0.6	pp

	Q4’13	Q1’14	Q2’14	Q3’14	Q4’14	2013	2014
ARPU (TMT)	13.9	12.8	13.6	14.1	14.8	13.2	13.8
MOU (min)	620	588	574	564	553	649	563
Churn rate (%)	13.5%	12.0%	10.4%	11.2%	10.3%	49.8%	43.3%
SAC (TMT)	22.1	23.9	24.1	26.7	26.1	14.9	25.2

CAPEX Highlights

RUB mln	FY 2011	FY 2012	FY 2013	FY 2014
Russia	66,869	82,896	70,910	86,162
- as % of rev	21.4%	24.5%	20.0%	23.0%
Ukraine	4,487	4,125	8,840	4,210
- as % of rev	13.4%	10.9%	22.2%	12.8%
Armenia	1,344	751	1,093	1,142
- as % of rev	22.8%	12.5%	17.5%	16.0%
Turkmenistan	n/a	11	732	1,084
- as % of rev	n/a	3.4%	25.8%	28.4%
Group	72,798	87,783	81,575	92,599
- as % of rev	20.9%	23.2%	20.5%	22.5%

* * *

For further information, please contact in Moscow:

Joshua B. Tulgan

Director, Corporate Finance & Investor Relations

Mobile TeleSystems OJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/ and follow us on Twitter: JoshatMTS

* * *

Mobile TeleSystems OJSC (“MTS”) is the leading telecommunications group in Russia and the CIS, offering mobile and fixed voice, broadband, pay TV as well as content and entertainment services in one of the world’s fastest growing regions. Including its subsidiaries, the Group services over 100 million mobile subscribers. The Group has been awarded GSM licenses in Russia, Ukraine, Turkmenistan, Armenia and Belarus, a region that boasts a total population of more than 200 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about the MTS Group can be found at www.mtsgsm.com.

* * *

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

* * *

Attachments to the Fourth Quarter and Full Year 2014 Earnings Press Release

Attachment A

Non-GAAP financial measures. This press release includes financial information prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP, as well as other financial measures referred to as non-GAAP. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP. Due to the rounding and translation practices, Russian ruble and functional currency margins, as well as other non-GAAP financial measures, may differ.

Operating Income Before Depreciation and Amortization (OIBDA) and OIBDA margin. OIBDA represents operating income before depreciation and amortization. OIBDA margin is defined as OIBDA as a percentage of our net revenues. OIBDA may not be similar to OIBDA measures of other companies, is not a measurement under accounting principles generally accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations. We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions of mobile operators and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. We use a term Adjusted for OIBDA and operating income when there were significant excluded one off effects. OIBDA can be reconciled to our consolidated statements of operations as follows:

Group (RUB mln)	Q4’13	Q1’14	Q2’14	Q3’14	Q4’14	2013	2014
Operating income	27,219	23,437	24,973	32,756	21,183	101,758	102,349
Less: Gain from reentrance in Uzbekistan	—	—	—	(3,604)	(3,130)	—	(6,734)
Add: Provision for investment in Delta bank	—	—	—	—	5,138	—	5,138
Adjusted operating income	27,219	23,437	24,973	29,152	23,191	101,758	100,753
Add: D&A	17,769	18,014	18,258	19,034	19,404	73,253	74,710
Adjusted OIBDA	44,988	41,451	43,231	48,186	42,596	175,011	175,463

Russia (RUB mln)	Q4’13	Q1’14	Q2’14	Q3’14	Q4’14	2013	2014
Operating income	25,865	22,464	24,150	28,249	24,212	94,873	99,075
Add: D&A	15,243	15,310	16,159	17,188	17,112	62,825	65,768
OIBDA	41,107	37,773	40,309	45,437	41,324	157,699	164,844

Ukraine (RUB mln)	Q4’13	Q1’14	Q2’14	Q3’14	Q4’14	2013	2014
Operating income/(loss)	3,109	2,634	2,153	2,071	(3,467)	11,745	3,390
Add: Provision for investment in Delta bank	—	—	—	—	5,138	—	5,138
Adjusted operating income	3,109	2,634	2,153	2,071	1,671	11,745	8,528
Add: D&A	2,085	2,256	1,665	1,410	1,449	8,896	6,780
Adjusted OIBDA	5,194	4,890	3,818	3,481	3,120	20,641	15,308

Armenia (RUB mln)	Q4’13	Q1’14	Q2’14	Q3’14	Q4’14	2013	2014
Operating income/(loss)	(27)	221	347	642	464	1,299	1,674
Add: D&A	448	440	419	425	523	1,560	1,807
OIBDA	420	662	766	1,067	986	2,859	3,481

Turkmenistan (RUB mln)	Q4’13	Q1’14	Q2’14	Q3’14	Q4’14	2013	2014
Operating income	488	289	354	352	457	1,159	1,452
Add: D&A	11	25	23	27	48	18	123
OIBDA	498	315	377	379	506	1,177	1,576

OIBDA margin can be reconciled to our operating margin as follows:

Group	Q4’13	Q1’14	Q2’14	Q3’14	Q4’14	2013	2014
Operating income	26.0%	24.0%	25.3%	30.6%	19.8%	25.5%	24.9%
Less: Gain from reentrance in Uzbekistan	—	—	—	(3.4)%	(2.9)%	—	(1.6)%
Add: Provision for investment in Delta bank	—	—	—	—	4.7%	—	1.2%
Adjusted operating margin	26.0%	24.0%	25.3%	27.2%	21.6%	25.5%	24.5%
Add: D&A	17.0%	18.5%	18.5%	17.8%	18.1%	18.4%	18.2%
Adjusted OIBDA margin	42.9%	42.5%	43.7%	45.0%	39.7%	43.9%	42.7%

Russia	Q4’13	Q1’14	Q2’14	Q3’14	Q4’14	2013	2014
Operating margin	27.5%	25.7%	26.7%	28.5%	24.7%	26.7%	26.4%
Add: D&A	16.2%	17.5%	17.9%	17.3%	17.5%	17.7%	17.5%
OIBDA margin	43.7%	43.3%	44.6%	45.8%	42.1%	44.4%	44.0%

Ukraine	Q4’13	Q1’14	Q2’14	Q3’14	Q4’14	2013	2014
Operating income/(loss)	31.3%	27.6%	28.1%	25.5%	(46.5)%	29.6%	10.3%
Add: Provision for investment in Delta bank	—	—	—	—	68.9%	—	15.7%
Adjusted operating margin	31.3%	27.6%	28.1%	25.5%	22.4%	29.6%	26.0%
Add: D&A	21.0%	23.6%	21.7%	17.4%	19.4%	22.4%	20.7%
Adjusted OIBDA margin	52.3%	51.2%	49.8%	42.9%	41.8%	52.0%	46.7%

Armenia	Q4’13	Q1’14	Q2’14	Q3’14	Q4’14	2013	2014
Operating margin	n/a	15.2%	21.7%	32.9%	21.7%	20.9%	23.4%
Add: D&A	28.2%	30.2%	26.2%	21.8%	24.4%	25.0%	25.3%
OIBDA margin	26.5%	45.4%	47.9%	54.6%	46.1%	45.9%	48.7%

Turkmenistan	Q4’13	Q1’14	Q2’14	Q3’14	Q4’14	2013	2014
Operating margin	59.5%	35.9%	41.6%	38.7%	36.4%	40.8%	38.0%
Add: D&A	1.3%	3.1%	2.7%	3.0%	3.8%	0.6%	3.2%
OIBDA margin	60.8%	39.0%	44.3%	41.7%	40.2%	41.5%	41.2%

***

Attachment B

Net debt represents total debt less cash and cash equivalents and short-term investments. Our net debt calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare our periodic and future liquidity within the wireless telecommunications industry. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP.

Net debt can be reconciled to our consolidated statements of financial position as follows:

RUB mln	As of Dec 31, 2013	As of Dec 31, 2014
Current portion of debt and of capital lease obligations	25,064	42,674
Long-term debt and capital lease obligations	194,084	249,717
Total debt	219,148	292,391
Less:
Cash and cash equivalents	30,612	61,410
Short-term investments	14,633	9,849
Long-term deposits	—	13,671
Effects of hedging on non-ruble denominated debt	1,825	21,936
Net debt	173,903	185,525

Free cash-flow can be reconciled to our consolidated statements of cash flow as follows:

RUB mln	For the year ended Dec 31, 2013	For the year ended Dec 31, 2014
Net cash provided by operating activities	159,924	159,518
Less:
Purchases of property, plant and equipment	(67,146)	(74,243)
Purchases of intangible assets	(14,429)	(18,356)
Proceeds from sale of property, plant and equipment	418	619
Investments in and advances to associates	(5 ,089)	(7,767)
Acquisition of subsidiaries, net of cash acquired	—	(2,755)
Free cash flow from continuing operations	73,678	57,016

***

Attachment C

Definitions

Subscriber. We define a “subscriber” as an organization or individual, whose SIM-card:

•             shows traffic-generating activity or

•             accrues a balance for services rendered or

•             is replenished or topped off

Over the course of any three-month period, inclusive within the reporting period, and was not blocked at the end of the period.

Average monthly service revenue per subscriber (ARPU). We calculate our ARPU by dividing our service revenues for a given period, including interconnect, guest roaming fees and connection fees, by the average number of our subscribers during that period and dividing by the number of months in that period.

Average monthly minutes of usage per subscriber (MOU). MOU is calculated by dividing the total number of minutes of usage during a given period by the average number of our subscribers during the period and dividing by the number of months in that period.

Churn. We define our “churn” as the total number of subscribers who cease to be a subscriber as defined above during the period (whether involuntarily due to non-payment or voluntarily, at such subscriber’s request), expressed as a percentage of the average number of our subscribers during that period.

Subscriber acquisition cost (SAC). We define SAC as total sales and marketing expenses and handset subsidies for a given period. Sales and marketing expenses include advertising expenses and commissions to dealers. SAC per gross additional subscriber is calculated by dividing SAC during a given period by the total number of gross subscribers added by us during the period.

***

MOBILE TELESYSTEMS

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE THREE MONTHS (UNAUDITED) AND TWELVE MONTHS ENDED DECEMBER 31, 2014 AND 2013

(Amounts in millions of RUB except per share amount)

	Three months ended		Twelve months ended
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013

Net operating revenue
Service revenue and connection fees	98 063	96 947	381 822	371 950
Sales of handsets and accessories	9 125	7 804	28 936	26 493
	107 188	104 751	410 758	398 443
Operating expenses
Cost of services	(24 734)	(21 837)	(89 589)	(83 777)
Cost of handsets and accessories	(7 609)	(7 190)	(25 093)	(22 636)
Sales and marketing expenses	(6 039)	(6 093)	(21 908)	(22 861)
General and administrative expenses	(24 214)	(21 333)	(90 971)	(85 458)
Depreciation and amortization expense	(19 404)	(17 769)	(74 710)	(73 253)
Provision for doubtful accounts	(769)	(1 506)	(3 266)	(3 106)
Other operating expenses	(1 228)	(1 803)	(4 468)	(5 594)
Provision for investment in Delta Bank	(5 138)	—	(5 138)	—
Gain from reentrance	3 130		6 734	—

Net operating income	21 183	27 220	102 349	101 758

Currency exchange and transaction loss	(8 936)	(840)	(18 024)	(5 473)

Other (expenses)/income:
Interest income	1 106	675	4 519	2 793
Interest expense, net of capitalized interest	(4 282)	(2 983)	(16 453)	(15 498)
Other (loss)/income	(4 766)	1 516	(3 651)	13 108
Total other (expenses)/income, net	(7 942)	(792)	(15 585)	403

Income from continuing operations before provision for income taxes	4 305	25 588	68 740	96 688

Provision for income taxes	(2 805)	(5 669)	(16 347)	(19 633)

Net income from continuing operations	1 500	19 919	52 393	77 055

Net income from discontinued operations	—	—	—	3 733

Net income	1 500	19 919	52 393	80 788

Less net income/(loss) attributable to the noncontrolling interests	146	(167)	(571)	(949)

Net income attributable to the Group	1 646	19 752	51 822	79 839

Other comprehensive income/(loss), net of taxes
Currency translation adjustment	14 626	435	8 925	(2 877)
Unrealized (loss)/gains on derivatives	(1 492)	75	2 801	1 445
Unrecognized actuarial (loss)/gains	(1)	157	14	185
Total other comprehensive income/(loss), net of taxes	13 133	667	11 740	(1 247)
Total comprehensive income	14 633	20 586	64 133	79 541
Less comprehensive income attributable to the noncontrolling interests	(2 571)	(183)	(3 576)	(1 056)

Comprehensive income attributable to the Group	12 061	20 403	60 557	78 485

Weighted average number of common shares outstanding, in millions - basic and diluted	1 989	1 989	1 989	1 989
Earnings per share attributable to the Group - basic and diluted:
EPS from continuing operations	0.83	9.93	26.06	38.27
EPS from discontinued operations	—	—	—	1.88
Total EPS	0.83	9.93	26.06	0.14

MOBILE TELESYSTEMS

CONSOLIDATED  STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2014 AND DECEMBER 31, 2013

(Amounts in millions of RUB)

	As of December 31, 2014	As of December 31, 2013
CURRENT ASSETS:
Cash and cash equivalents	61 410	30 612
Short-term investments	9 849	14 633
Trade receivables, net	32 966	34 554
Accounts receivable, related parties	4 525	965
Inventory and spare parts	7 510	8 498
VAT receivable	8 071	6 651
Assets held for sale	2 004	0
Prepaid expenses and other current assets	25 789	20 763
Total current assets	152 124	116 676

PROPERTY, PLANT AND EQUIPMENT	299 479	270 660

INTANGIBLE ASSETS	98 780	74 329

INVESTMENTS IN AND ADVANCES TO ASSOCIATES	16 277	13 393

OTHER INVESTMENTS	14 969	4 392

OTHER NON CURRENT ASSETS	27 298	6 074

Total assets	608 927	485 524

CURRENT LIABILITIES
Trade accounts payable	36 337	23 864
Accrued expenses and other current liabilities	53 754	49 619
Accounts payable, related parties	4 674	3 315
Current portion of long-term debt, capital lease obligations	42 674	25 064
Total current liabilities	137 439	101 862

LONG-TERM LIABILITIES
Long-term debt	240 860	194 074
Capital lease obligations	8 857	10
Deferred income taxes	33 278	21 202
Deferred revenue and other long-term liabilities	9 376	9 391
Total long-term liabilities	292 371	224 677

Total liabilities	429 810	326 539

Redeemable noncontrolling interests	3 192	2 932

SHAREHOLDERS’ EQUITY:
Total shareholders’ equity attributable to the MTS Group	165 949	151 931
Non-redeemable Noncontrolling interest	9 976	4 122
TOTAL SHAREHOLDERS` EQUITY	175 925	156 053

Total liabilities and shareholders’ equity	608 927	485 524

MOBILE TELESYSTEMS

CONSOLIDATED  STATEMENTS OF CASH FLOWS

FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2014 AND 2013

(Amounts in millions of RUB)

	Twelve months ended	Twelve months ended
	December 31, 2014	December 31, 2013
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	52 393	80 788
Net (income) loss from discontinued operations	—	(3 733)

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	74 710	73 253
Non cash gain from reentrance in Uzbekistan	(6 724)	—
Non cash provision for investment in Delta Bank	5 061	—
Currency exchange and translation loss	18 024	5 473
Debt issuance cost amortization	645	784
Amortization of deferred connection fees	(1 912)	(1 921)
Equity in net loss/(income) of associates	2 880	(2 472)
Inventory obsolescence expense	357	660
Provision for doubtful accounts	3 266	3 106
Deferred tax loss	6 540	9 671
Other non-cash items	328	(192)

Changes in operating assets and liabilities:
Decrease/(Increase) in trade receivables	4 466	(3 474)
Decrease/(Increase) in inventory	731	(592)
Decrease/(Increase) in prepaid expenses and other current assets	777	(2 966)
Increase in VAT receivable	(1 058)	(1 190)
Decrease/(Increase) in trade accounts payable, accrued liabilities and other current liabilities	(3 616)	898
Dividends received	2 650	1 831
Net cash provided by operating activities - continuing operations	159 518	159 924
Net cash used in operating activities - discontinued operations	—	(547)
Net cash provided by operating activities	159 518	159 377

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of subsidiaries, net of cash acquired	(2 755)	—
Purchases of property, plant and equipment	(74 243)	(67 146)
Purchases of intangible assets	(18 356)	(14 429)
Proceeds from sale of property, plant and equipment	619	418
Purchases of short-term investments	(35 923)	(37 623)
Proceeds from sale of short-term investments	47 619	27 785
Purchase of other investments	(34 613)	(703)
Proceeds from sale of other investments	19 831	—
Investments in and advances to associates, net	(7 767)	(5 088)
Net cash used in investing activities - continuing operations	(105 588)	(96 786)
Net cash provided by/used in investing activities - discontinued operations	—	115
Net cash used in investing activities	(105 588)	(96 671)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of notes	2	25 651
Repayment of notes	(23 152)	(6 195)
Notes and debt issuance cost paid	(360)	(193)
Reimbursement of debt issuance cost	—	959
Capital lease obligation principal paid	(227)	(202)
Dividends paid	(49 921)	(39 706)
Cash on sale of MGTS Business Estate (net of cash disposed) to AFK	—	3 068
Cash on sale of building to AFK Sistema	508	—
Proceeds from loans	69 421	353
Loan principal paid	(29 437)	(38 996)
Other financial activities	(5)	116
Net cash used in financing activities - continuing operations	(33 171)	(55 145)
Net cash provided by/(used in) financing activities - discontinued operations	—	—
Net cash used in financing activities	(33 171)	(55 145)

Effect of exchange rate changes on cash and cash equivalents	10 195	1 037

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS:	30 953	8 598

CASH AND CASH EQUIVALENTS, at beginning of the period	30 612	22 014

CASH AND CASH EQUIVALENTS, at end of the period	61 566	30 612
Less cash and cash equivalents within assets held for sale	-156	—
CASH AND CASH EQUIVALENTS at end of period	61 410	30 612

Investor conference call – March 17, 2015 Andrei Dubovskov President, Chief Executive Officer Alexey Kornya Vice President, Chief Financial Officer Vasyl Latsanych Vice President, Chief Marketing Officer GROUP FINANCIAL RESULTS FOR THE FOURTH QUARTER AND FULL YEAR 2014

SAFE HARBOR Some of the information in this presentation may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

TABLE OF CONTENTS FINANCIAL & CORPORATE HIGHLIGHTS KEY PERIOD & FY 2014 highlights: 3D Strategy Group financial highlights: revenue Group financial highlights: adjusted OIBDA Group financial highlights: net income Group mobile subscriber dynamics Group capital expenditures Group debt at the end of Q4 2014 Group balance sheet Net Debt Group cash flows Outlook for 2015 Dividend outlook 3D strategy KEY FINANCIAL & OPERATING RESULTS Russian financial highlights Russian revenue breakdown Russian mobile operating indicators Russia fixed operating indicators MGTS MTS retail network development MTS in Financial Services Ukraine, Armenia and Turkmenistan financial highlights & operating indicators Uzbekistan: re-entering the market APPENDIX

4 FINANCIAL & CORPORATE HIGHLIGHTS

KEY PERIOD & FY 2014 HIGHLIGHTS: 3D STRATEGY

CONS. REVENUE
(RUB bln)


2014
410.8
2013
398.4
+3.1%

TOTAL RUSSIA REVENUE
(RUB bln)


2014
374.9
2013
354.9
+5.6%

CONS. REVENUE
(RUB bln)


Q4 2014
107.2
Q4 2013
104.8
+2.3%

MOBILE REVENUE IN RUSSIA
(RUB bln)


Q4 2014
74.8
Q4 2013
71.6
+4.5%

ADJUSTED OIBDA*
(RUB bln)


2014
175.5
2013
175.0
+0.3%

RUSSIA OIBDA
(RUB bln)


2014
164.8
2013
157.7
+4.5%

DATA TRAFFIC REVENUE IN RUSSIA
(RUB bln)


2014
64.4
2013
47.4
+35.9%

*OIBDA net off gain in the amount of RUB 6.7 bln mln from reentrance into Uzbekistan and excluding provision for investments in DeltaBank in Ukraine of RUB 5.1 bln.

DATA: Growth in a year of challenges

- Rise in Group revenue in spite of macroeconomic challenges throughout our markets of operation
- Market-leading growth in data traffic revenue in Russia
- Highest smartphone penetration in the Russian market
- Launch and development of LTE in 76 regions of Russia
- Won license to provision 3G-services throughout Ukraine

DIFFERENTIATION: Focus on a unique customer value proposition

- Leading retail network and improved sales of smartphones
- Continued build out of GPON and improved market share in Moscow broadband and pay-tv markets
- Acquired regional assets of SMARTS OJSC In Penza Region, Ivanovo Region and Bashkiria for RUB 3.1 bln including debt
- Acquired a 10.82% stake in OZON Holdings ("OZON"), the leading Russian e-commerce company, for USD 75 mln

DIVIDENDS: Efficiency and value creation

- Payout of record RUB 51.2 bln in dividends for calendar year 2014
- Growth in Adj. OIBDA year-over-year despite intense cost, currency pressure and macroeconomic volatility in key markets
- Reduced net interest expense by RUB 771 mln despite volatile markets
- Partnered with VimpelCom to roll-out LTE networks in 36 regions

MTS from words to digits

3D Data+Differentiation+Dividends

5

GROUP FINANCIAL HIGHLIGHTS: REVENUE Y-on-Y revenue growth due to increase in voice and data traffic revenues and subscriber base growth in Russia Group revenue performance offset by decline in subscriber base and fall in revenues in Ukraine, due to discontinuation of operations in Crimea, ongoing hostilities in the East of Ukraine and sustained macroeconomic weakness Q-on-Q revenue growth mitigated by seasonally lower roaming revenues in the key markets TOTAL GROUP REVENUE (RUB bln) +1.3% +2.3% STABLE +3.1%

GROUP FINANCIAL HIGHLIGHTS: ADJUSTED OIBDA ADJ. OIBDA MARGIN* 44.8% 42.9% 42.5% 43.7% 45.0% 39.7% 43.9% 42.7% Q3 2013 Q4 2013 Q1 2014 Q2 2014 Q3 2014 Q4 2014 2013 2014 *Adjusted for a gain in the amount of RUB 6.7 bln (RUB 3.6 bln in Q3 2014 and RUB 3.1 bln in Q4 2014) from reentrance into Uzbekistan and adjusted for provision for investments in DeltaBank in Ukraine of RUB 5.1 bln in Q4 2014 TOTAL GROUP ADJUSTED OIBDA* (RUB bln) -2.8% -5.3% -11.6% +0.3% +1.9% -2.1% -0.9% -1.0% -0.6% -0.4% ADJUSTED OIBDA MARGIN: FACTOR ANALYSIS In Q4, OIBDA margins typically decline due to seasonal factors, including fewer working days, lower roaming and higher end-of-year costs Key one-time or limited factors that contributed to the q-on-q decline include the launch of operations in Uzbekistan and a periodic payroll increase in September 2014 Inflationary expenses continue to pressure OIBDA, such as increased utility expenses, lines and sites rental costs, higher network maintenance and IT costs and increased taxes and frequency fees in Ukraine

GROUP FINANCIAL HIGHLIGHTS: NET INCOME Net income dynamics in Q4 2014 reflect: OIBDA trends A FOREX loss of RUB 8.9 bln based on the value of MTS’s foreign currency-denominated debt due to ruble depreciation A reserve related to the insolvency of JSC DeltaBank, Ukraine’s fourth-largest bank, in the amount of RUB 5.1 bln A gain in the amount of RUB 3.1 bln from reentrance into Uzbekistan, recognized upon completion of an appraisal of the asset by an independent consultancy Additional expenses due to impairment charges at MTS Bank and share of losses at associates MTS continues to see sustained macroeconomic volatility in its markets of operations that may impact the financial and operational performance throughout the Group TOTAL GROUP NET INCOME* (RUB bln) -9.2% -91.7% -89.8% -35.1% *Includes gain in the amount of RUB 6.7 bln (RUB 3.6 bln in Q3 2014 and RUB 3.1 bln in Q4 2014) from reentrance into Uzbekistan NET INCOME MARGIN 17.5% 18.9% 13.4% 21.3% 15.0% 1.5% 20.0% 12.6% Q3 2013 Q4 2013 Q1 2014 Q2 2014 Q3 2014 Q4 2014 2013 2014

GROUP MOBILE SUBSCRIBER BASE DYNAMICS In Russia, MTS continues to attract and retain high-quality subscribers by promoting innovative tariff plans and driving sales through its proprietary retail network In Q3 2014, MTS adjusted its subscriber reporting methodology to reflect three-months of subscriber activity instead of the previously used six-month methodology MTS sustains its active subscriber base through: Best-in-class customer service Market-leading network performance and Tariff plans and a market-leading retail platform designed to migrate voice-only customers to data plans MTS SUBSCRIBERS (MLN UNLESS NOTED) Q3 2014 Q4 2014 % Change TOTAL MOBILE 105.1 104.1 -0.9% RUSSIA 73.3 74.6 +1.8% UKRAINE* 22.7 20.2 -11.0% TURKMENISTAN 1.7 1.7 +1.6% ARMENIA 2.2 2.2 -0.2% UZBEKISTAN 0.0 0.2 N/A BELARUS** 5.3 5.3 STABLE *Including CDMA subscribers **MTS owns a 49% stake in Mobile TeleSystems LLC, a mobile operator in Belarus, which is not consolidated

GROUP CAPITAL EXPENDITURES In 2014, CAPEX amounted to RUB 92.6 bln slightly exceeding management guidance of RUB 90.0 bln due to prepayment to the vendors in Q3 2014 prior to substantial depreciation of the ruble Key projects include the enhancement of 3G networks in Russia, roll-out of LTE/4G networks throughout Russia, and the ongoing deployment of GPON in Moscow as well as network modernization in other markets of operations RUSSIA 66,869 82,896 70,910 86,162 UKRAINE 4,487 4,125 8,840 4,210 ARMENIA 1,344 751 1,093 1,142 TURKMENISTAN n/a 11 732 1,084 GROUP 72,798 87,783 81,575 92,599 - AS % OF REVENUE 20.9% 23.2% 20.5% 22.5% (IN RUB mln) 2011 2012 2013 2014

GROUP DEBT AT THE END OF Q4 2014 **Debt composition by currency includes FOREX hedging in the amount of $675.3 mln as of Q4 2014 DEBT COMPOSITION BY CURRENCY Q4 2014** 2% 79% 19% 43% 57% MTS 08 and BO-01 ruble bonds contain put options that can be exercised in November 2015 and in March 2018 respectively. MTS expects the options to be exercised. DEBT REPAYMENT SCHEDULE (RUB bln) Total Group Debt* = 283.0 RUB bln DEBT COMPOSITION BY TYPE Q4 2014* Signed an agreement with Sberbank of Russia to open a non-revolving line of credit for a total amount of RUB 50.0 bln and maturity in September 2021 and amended the terms of an existing credit agreement in the amount of RUB 20.0 bln by extending maturity from July 2015 to September 2017 Repurchased the Series 03 ruble bond in the amount of RUB 3.7 bln High proportion of ruble-denominated debt mitigates risks associated with currency volatility and enhances MTS’s balance sheet strength The share of US dollar-denominated debt increased 2pp in comparison with the Q3 2014 due to ruble depreciation *Net of financial leasing

GROUP BALANCE SHEET BALANCE SHEET (RUB mln UNLESS NOTED) As of December 31, 2013 As of December 31, 2014 CASH AND CASH EQUIVALENTS 30,612 61,410 SHORT-TERM INVESTMENTS 14,633 9,849 LONG-TERM DEPOSITS - 13,671 TOTAL DEBT* 219,148 292,391 LONG-TERM DEBT 194,084 249,717 SHORT-TERM DEBT 25,064 42,674 NET DEBT** 172,078 185,525 LTM ADJUSTED OIBDA 175,011 175,463 NET DEBT/LTM ADJUSTED OIBDA 1.0x 1.1x Quarterly increase in cash and cash equivalents and decline in short-term investments, while operating cash flow remains strong Quarterly increase in the amount of total debt due drawing of a RUB 25.0 bln from a credit line signed with Sberbank and revaluation of the foreign currency denominated portion of debt portfolio *Including capital lease obligations **Adjusted for the effects of hedging of non-ruble denominated debt

NET DEBT Net debt/OIBDA increase primarily due to currency translation effect of MTS’s USD- and EUR-denominated debt Most of MTS’s non-ruble debt is in the form of two Eurobonds with maturities in 2020 and 2023 MTS also holds roughly USD 675 mln in fully hedged bilateral USD-denominated debt In Q4 2014, MTS drew RUB 25 bln in bank credit to provide additional flexibility in liquidity +0.14p NET DEBT/OIBDA: FACTOR ANALYSIS LTM OIBDA/ Net Interest Expenses 11.8 13.8 14.5 15.4 16.1 14.7 Q3 2013 Q4 2013 Q1 2014 Q2 2014 Q3 2014 Q4 2014 NET DEBT* (RUB bln) +0.19p -0.08p -0.08p *Adjusted for the effects of hedging of non-ruble denominated debt

GROUP CASH FLOWS OPERATING AND FREE CASH FLOW FROM CONTINUING OPERATIONS (RUB bln) MTS boasts stable operating cash flows despite currency weakness in its markets of operation Year-over-year increase in adjusted operating cash flow from continuing operations due to: Improvements in working capital Reduction of net interest expense due to astute debt management higher dividends from Belarus Year-over-year decline in FCF due to increased CAPEX as the Company prepaid a higher amount of foreign currency denominated equipment in anticipation of further weakening of the ruble M&A activities, including acquisition of a stake in Ozon Holdings, participation in the additional share issuance of MTS-Bank OJSC and acquisition of a three regional assets of SMARTS OJSC MTS continues to demonstrate strong cash generation through its operations +18.6% -0.3% +60.3% ADJUSTED OPERATING AND FREE CASH FLOW FROM CONTINUING OPERATIONS* (RUB bln) * Operating and Free Cash Flow from continuing operations net of one-off effect related to the compensation for the settlement over Bitel LLC and excluding proceeds from sale of PPE and investments in associates and acquisition of subsidiaries +26.0% +61.8% -22.6% +15.6% +1.8% +37.6% +26.0% +57.7% -11.0%

OUTLOOK FOR 2015 MTS expects to realize: Group revenue growth of more than 2% Revenue growth in MTS Russia more than 3% Group OIBDA margin of more than 40% Group CAPEX of RUB 85.0 bln Group revenue and OIBDA dynamics will continue to be impacted by currency volatility in Russia and Ukraine MTS sees significant macroeconomic uncertainty and volatility across its markets of operation, which may cause MTS to revisit its revenue and OIBDA guidance and, in turn, impact its financial and operating results TOTAL GROUP REVENUE (RUB bln) GROUP CAPEX (RUB bln) >2% GROUP ADJSUTED OIBDA MARGIN >3% TOTAL RUSSIA REVENUE (RUB bln) >40.0% ≈85.0* 410.8 42.7% 92.6 * Without the costs of 3G license and investments in 3G network in Ukraine 374.9

DIVIDEND OUTLOOK DIVIDEND POLICY In April 2013, MTS Board approved a new dividend policy, which stipulates that for the calendar years 2013-2015, MTS aims to payout a minimum dividend distribution of an amount equal to at least 75% of Free Cash Flow for the relevant financial period or, if greater, RUB 40.0 bln per year In 2013, MTS also started paying out dividends on a semi-annual basis using interim H1 and full-year financial result MTS paid out in total RUB 41.0 bln in 2013 and RUB 51.2 bln in 2014 OUTLOOK FOR 2014+ MTS confirms its dividend guidance for 2014 – 2015 of at least RUB 90.0 bln for the period MTS aims to sustain its level of dividend payout in 2015 DIVIDEND HISTORY AND OUTLOOK (RUB bln)

DATA DIFFERENTIATION 3D STRATEGY: LEVERAGING STRENGTHS & OPPORTUNITIES KEY MTS GROWTH OPPORTUNITIES GROWTH IN MOBILE BROADBAND GROWTH IN FIXED BROADBAND/PAY TV GROWTH IN CONVERGENT CORPORATE SERVICES Sustained efficiency and cash flow generation MTS 3D STRATEGY DIVIDENDS Provide customers with fastest, most reliable data networks Increase data penetration in our subscriber base Ensure customers have the best connectivity experience in their homes, workplace and places in between Offer customers unique products and services to enhance their digital lives Establish Moscow as world-class in terms of connectivity and network access Ensure a best-in-class customer experience to improve loyalty throughout our markets of operation Improve continuously the operational efficiency of MTS Enhance shareholder returns KEY MTS STRENGTHS Largest subscriber base Strongest presence in high-value & corporate segment Fastest mobile network speeds Most advanced retail platform in market Leadership in mobile banking space Clear dividend policy PAYMENT OPTIONS AND MOBILE BANKING TRADITIONAL TELECOMMUNICATIONS BUSINESS NEW BUSINESSES Track record of success FTTB/FTTH services in 180 major Russian cities Digital Moscow Highest customer loyalty ratings Strong position in Ukraine/CIS markets Top brand

18 KEY FINANCIAL & OPERATING RESULTS

RUSSIA FINANCIAL HIGHLIGHTS Y-on-Y revenue expansion driven by: Higher usage of voice, messaging and data products Increased data adoption among subscribers Strong subscriber additions Higher sales of handsets Slight Q-on-Q decline in revenue demonstrate seasonal trends, including lower roaming revenues Quarterly OIBDA decline reflective of: Seasonally lower contribution from roaming revenues Impact of increased costs related to international calling and international roaming Increase of payroll in September 2014 Inflationary expenses TOTAL RUSSIA REVENUE (RUB bln) TOTAL RUSSIA OIBDA (RUB bln) +2.9% +4.1% -1.2% -1.0% +0.5% -9.1% OIBDA MARGIN 45.4% 43.7% 43.3% 44.6% 45.8% 42.1% 44.4% 44.0% Q3 2013 Q4 2013 Q1 2014 Q2 2014 Q3 2014 Q4 2014 2013 2014 +5.6% +4.5%

RUSSIA REVENUE BREAKDOWN MOBILE REVENUE (RUB bln) FIXED LINE REVENUE (RUB bln) SALES OF HANDSETS & ACCESSORIES (RUB bln) +1.0% +4.5% -3.3% +8.7% -4.5% +1.1% +9.4% +16.8% +16.4% Y-on-Y growth in mobile service revenue attributable to: Increased adoption of data through higher penetration of smartphones and tablets Upselling of existing data users to tariff plans and options with higher traffic allowances Expansion of the subscriber base Growth in messaging revenues Quarterly decrease in mobile service revenues due to traditional seasonal factors, such as lower roaming Y-on-Y decline in fixed-line revenue due to a one-off effects from recognition of revenue derived from a fixed-line telecommunications projects with the Government of Moscow in Q4 2013 Quarterly rise in sales of handsets due to increased purchases due to currency volatility at end of year +6.8% -1.2% +9.3%

RUSSIA MOBILE OPERATING INDICATORS ARPU (RUB) MOU (MIN) ARPU dynamics demonstrate success of upselling customers to tariff plans with larger data packages, as well as the increased penetration of smartphones and tablets Quarterly decline in ARPU attributable to traditional seasonal factors, including lower roaming revenues and higher seasonal sales MOU dynamics showcase success in driving usage by promoting tariff plans with free on-net calling Churn increased slightly due to seasonal factors, but remains at the lowest level in the market -1.8% -1.2% -5.7% +1.9% +4.8% +4.2% SUBS, MLN 67.3 69.4 70.0 70.6 73.3 74.6 69.4 74.6 CHURN, % 8.9% 9.8% 10.1% 10.9% 9.2% 11.0% 38.1% 41.1% VAS ARPU 102.2 111.8 112.0 112.6 118.3 120.8 102.7 115.3 - AS % OF ARPU 29.3% 32.7% 34.4% 33.5% 33.0% 35.8% 30.3% 34.0% APPM 0.95 0.91 0.92 0.90 0.95 0.86 0.94 0.91 Q3 2013 Q4 2013 Q1 2014 Q2 2014 Q3 2014 Q4 2014 2013 2014 +0.1% +3.6%

RUSSIA MOBILE OPERATING INDICATORS DATA TRAFFIC REVENUE (RUB bln) +10.5% +27.2% +2.5% TOTAL VAS REVENUE (RUB bln) +9.1% +13.7% +1.6% Growth in data revenues demonstrates success in upselling customers on data plans, promotion of affordable smartphones in its retail chain, sustained investment in 3G/LTE networks, and success in creating the market’s strongest value proposition to customers Sustained data traffic revenue growth driven by growth in smartphone and tablet penetration and migration of customers to larger data packages Key initiatives included: Launch and development of LTE networks in 76 Russia’s regions New Year promo campaigns – data packages, minutes of usage and sms for free to increase customer loyalty Pilot launches of “shared” tariff plans in four regions Partnerships with Nokia and Samsung to bundle Internet access with purchase of smartphone +18.1% +35.9%

RUSSIA FIXED OPERATING INDICATORS

ARPU RESIDENTIAL
(RUB)



+3.9%
+6.9%
+4.6%
309
321
319
330
328
343
Q3 2013
Q4 2013
Q1 2014
Q2 2014
Q3 2014
Q4 2014

	Q3 2013	Q4 2013	Q1 2014	Q2 2014	Q3 2014	Q4 2014
TOTAL HOUSEHOLDS PASSED, 000S	12,134	12,269	12,347	12,390	12,471	12,541
NUMBER OF SUBS, 000S*	7,690	7,563	7,426	7,294	7,185	7,062

- Residential ARPU growth highlights the rising share of double-play and triple-play customers in the customer base, migration of Pay-TV subscribers to MTS's digital TV platform, upselling of broadband subscribers through modernization of fixed-line networks in the regions and migration of ADSL customers in Moscow to GPON
- Increase in the number of households passed highlights ongoing network expansion in the regions
- Decline in residential subscriber base highlights the migration of Pay TV subscribers from analog to digital platforms, which results in defection of certain types of subscribers and decline in the number of fixed telephony subscribers in Moscow

*Including residential fixed-line telephony, broadband, and pay-TV subscribers

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MGTS *Source: TMT Consulting MTS SUBSCRIBER SHARE IN THE MOSCOW B2C BROADBAND MARKET* MTS SUBSCRIBER SHARE IN THE MOSCOW B2C PAY TV MARKET* In H2 2011, MGTS began a RUB 50.0 bln investment project to replace outdated ADSL networks with state-of-the-art Gigabit Capable Passive Optic Network (GPON), which allow Internet access speeds of up to 1 Gb/s to all of Moscow's and Moscow region's 4.4 million lines MGTS has so far installed over 40,000 km of fiber-optic lines MGTS currently offers broadband access at the speeds up to 500 Mb/s and 190 TV channels, including 24 HD channels as well as VoD services over IPTV MGTS is growing its subscriber base by upselling its existing customers from ADSL and acquiring new subscribers The project is expected to be completed by the end of 2015, which will enable MTS/MGTS to introduce unrivaled services, unmatched reliability and the fastest Internet access in B2C broadband and Pay-TV markets Construction of GPON network enabled MTS to markedly increase its subscriber share in the Moscow B2C broadband and Pay TV markets GPON ROLLOUT/SUBSCRIBERS (mln)

MTS RETAIL NETWORK DEVELOPMENT At the end of Q4 2014, MTS’s retail network comprised 4,245 stores, including 1,326 franchised outlets During the quarter, MTS increased its retail footprint by 83 own stores In Q4 2014, smartphones accounted for 65.0% of phones sold in MTS stores in units In Q4 2014, total smartphone penetration reached 42.4% DEVELOPMENT OF MTS RETAIL NETWORK SMARTPHONES SALES AND PENETRATION, 2011 – 2014

FINANCIAL SERVICES TOTAL CREDIT PORTFOLIO (RUB bln) TOTAL NUMBER OF MTS DENGI CARDS ISSUED (mln) +44.0% +30.2% -4.3% +15.2% +28.4% +3.7% During the quarter MTS continued to see strong demand for point-of-sale loans for smartphones with 20.6% of smartphones sold with the assistance of some P-o-S credit through MTS’s banking partners On December 17, 2014, sales of handsets on credit were discontinued due to the change in the banks’ commercial policies following the rate increase by the Central Bank of Russia Turnover and number of users of mobile payments through SMS-based services, MTS’s mobile application Easy Payment and website continue to rise due to enhancement of mobile commerce platform and marketing campaigns aimed at promoting mobile payments MOBILE PAYMENTS TURNOVER (RUB bln) MOBILE PAYMENTS USERS (mln) +22.8% +37.9%

UKRAINE FINANCIAL HIGHLIGHTS Y-on-Y revenue decline attributable to: Discontinuation of operations in Crimea Ongoing hostilities in the East of Ukraine Sustained macroeconomic weakness resulting in lower consumption of voice and data products throughout the country Key factors related to decline in OIBDA: Revenue dynamics Increased operating expenses due to inflationary pressure, higher utility prices, and a 2x increase in monthly frequency fees One-off charge related to non-recoverable VAT expenses Hryvna devaluation impact on the costs denominated in foreign currencies, including international calling and international roaming Reserve of UAH 1.4 bln booked due to insolvency of JSC Delta Bank TOTAL UKRAINE REVENUE (UAH mln) TOTAL UKRAINE ADJUSTED OIBDA* (UAH mln) -7.3% -6.7% -19.2% ADJUSTED OIBDA MARGIN 51.5% 52.3% 51.1% 49.8% 42.9% n/a 51.9% 32.1% Q3 2013 Q4 2013 Q1 2014 Q2 2014 Q3 2014 Q4 2014 2013 2014 +1.1% -5.8% -24.5% -20.3% ADJUSTED OIBDA MARGIN 51.5% 52.3% 51.1% 49.8% 42.9% 42.3% 51.9% 46.5% Q3 2013 Q4 2013 Q1 2014 Q2 2014 Q3 2014 Q4 2014 2013 2014 -9.5% *Adjusted for provision for investments in DeltaBank in Ukraine of RUB 5.1 bln. in Q4 2014

UKRAINE OPERATING INDICATORS Y-on-Y decline in ARPU due to lower usage of voice, data, messaging and content products due to macroeconomic factors and challenges of provisioning services in eastern Ukraine Quarterly decline in ARPU attributable to the challenging macro environment and seasonal factors Year-over-year decline in minutes of use attributable to difficulty in provisioning services in eastern Ukraine and impact of macroeconomic factors on overall voice traffic Quarterly rise in churn attributable to cessation of business activity in Crimea and churn of Crimea-based MTS Ukraine customers ARPU (UAH) MOU (MIN) -9.9% -5.9% -15.5% -1.0% -18.1% -0.6% SUBS, MLN 21.3 21.5 21.7 22.3 22.7 20.2 21.5 20.2 CHURN, % 6.8% 7.4% 6.2% 4.5% 4.6% 17.6% 27.2% 34.2% VAS ARPU 12.9 12.8 12.6 11.3 10.3 9.4 13.0 11.4 - AS % OF ARPU 31.3% 34.5% 34.2% 29.6% 25.0% 26.9% 32.9% 28.8% SAC 57.1 53.3 49.4 50.8 63.4 69.3 54.8 57.6 APPM 0.069 0.063 0.064 0.067 0.085 0.072 0.065 0.072 Q3 2013 Q4 2013 Q1 2014 Q2 2014 Q3 2014 Q4 2014 2013 2014 +0.4% -8.9%

UKRAINE OPERATING INDICATORS Decline in total VAS revenue as a result of reduced consumption of value-added services, messaging and SMS-based content related to overall drop in domestic traffic Period decline in data traffic revenue reflects overall decrease in usage TOTAL VAS REVENUE (UAH mln) DATA TRAFFIC REVENUE (UAH mln) +1.8% -26.4% -13.2% +4.1% -16.1% -13.5% -10.5% +3.4%

ARMENIA FINANCIAL HIGHLIGHTS TOTAL ARMENIA REVENUE (AMD bln) TOTAL ARMENIA OIBDA (AMD bln) -12.2% -1.0% -11.3% -56.7% +72.0% -24.4% OIBDA MARGIN 54.4% 26.8% 45.5% 47.9% 54.6% 46.6% 46.1% 49.0% Q3 2013 Q4 2013 Q1 2014 Q2 2014 Q3 2014 Q4 2014 2013 2014 Revenue dynamics driven by a sustained decline in international calling due to macroeconomic factors Quarterly revenue decline attributable to seasonal factors Y-on-Y OIBDA growth attributable to: increase in the termination rates with MTS Russia in December 2013 which negatively impacted Q4 2013 results regulatory decision to increase termination rates for international calling starting from Q3 2014 Quarterly OIBDA dynamic reflect topline dynamics and a write-off of bad debt -2.8% +3.1%

ARMENIA OPERATING INDICATORS ARPU (AMD) MOU (MIN) -13.6% -5.0% -12.5% SUBS, 000S 2,063.2 2,099.7 2,102.5 2,121.8 2,149.4 2,145.5 2,099.7 2,145.5 CHURN, % 8.5% 8.3% 7.8% 7.7% 9.0% 9.5% 33.2% 33.9% SAC 6,077.1 6,800.7 5,129.8 5,302.3 4,773.3 6,261.6 6,415.7 5,362.8 APPM 7.99 6.77 5.80 5.70 6.41 5.65 7.46 5.88 Q3 2013 Q4 2013 Q1 2014 Q2 2014 Q3 2014 Q4 2014 2013 2014 Y-on-Y decline in ARPU attributable to an increase in free on-net calls included in the packages as well as reduced international calling Quarterly decline in ARPU in line with traditional seasonal trends due to lower subscriber roaming revenues Y-on-Y rise in MOU reflects MTS’s efforts to drive voice usage +2.1% +13.4% -0.8% -6.8% +18.1%

TURKMENISTAN FINANCIAL HIGHLIGHTS

TOTAL TURKMENISTAN REVENUE
(TMT mln)


+2.3%
+5.3 %
+5.7 %
70.2
71.8
65.7
69.3
71.5
75.6
Q3 2013
Q4 2013
Q1 2014
Q2 2014
Q3 2014
Q4 2014
+11.5 %
252.9
282.1
2013
2014

TOTAL TURKMENISTAN OIBDA
(TMT mln)


+61.7%
-30.1%
+1.7 %
26.9
43.5
25.6
30.7
29.9
30.4
Q3 2013
Q4 2013
Q1 2014
Q2 2014
Q3 2014
Q4 2014
+11.9 %
104.2
116.6
2013
2014

OIBDA MARGIN	Q3 2013	Q4 2013	Q1 2014	Q2 2014	Q3 2014	Q4 2014	2013	2014
	38.3%	60.6%	39.0%	44.3%	41.8%	40.2%	41.2%	41.3%

- Y-on-Y topline growth driven by increased data and content revenues due to network enhancement and promotion of data services
- Quarterly revenue growth due to the launch of voice & data tariff plan *Smart*
- Sharp drop in OIBDA due to:
  - one-off effect on OIBDA in Q4 2013 attributable to the cancellation of reserves for salaries and stock options, reserves for frequency payments, line rentals and network dismantling due to liquidation of BCTI, the former MTS subsidiary
  - increased line rentals costs from June 2014
- Quarterly OIBDA improvement attributable to growing contribution from data revenues

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TURKMENISTAN OPERATING INDICATORS ARPU (TMT) MOU (MIN) Y-on-Y growth in ARPU reflects MTS’s success in monetizing its subscriber base and rising data traffic revenues Sequential decline in MOU attributable to MTS’s initiatives aimed at reducing the share of free on-net calling in the traffic mix SUBS, 000S 1,725.1 1,723.5 1,691.9 1,699.4 1,691.3 1,718.8 1,723.5 1,718.8 CHURN, % 13.0% 13.5% 12.0% 10.4% 11.2% 10.3% 49.8% 43.3% SAC 18.1 22.1 23.9 24.1 26.7 26.1 14.9 25.2 APPM 0.022 0.022 0.022 0.024 0.025 0.027 0.020 0.025 Q3 2013 Q4 2013 Q1 2014 Q2 2014 Q3 2014 Q4 2014 2013 2014 +1.5% +6.5% +5.0% +0.5% -10.8% -2.0% +4.5% -13.3%

UZBEKISTAN: RE-ENTERING THE MARKET KEY FINANCIAL METRICS (USD mln) SUBCRIBERS, 000S 188.1 MOU (MIN) 445 Q4 2014 OPERATING INDICATORS On September 24, 2014, MTS took possession of a 50.01% stake in the Russian-Uzbek entity Universal Mobile Systems LLC (UMS) The assets, equipment and infrastructure, which were previously owned by Uzdunrobita FE LLC, former MTS subsidiary in Uzbekistan, were transferred to UMS UMS has been granted 2G, 3G and LTE licenses, and received frequencies, numbering capacity and other permits required for the launch of the operations MTS launched operations throughout the territory of Uzbekistan on December 1, 2014 TOTAL REVENUE OIBDA -11.9 1.9

35 APPENDIX

DEFINITIONS & RECONCILIATIONS

Non-GAAP financial measures. This presentation includes financial information prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP, as well as other financial measures referred to as non-GAAP. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP. Due to the rounding and translation practices, Russian ruble and functional currency margins, as well as other non-GAAP financial measures, may differ.

Operating Income Before Depreciation and Amortization (OIBDA) and OIBDA margin. OIBDA represents operating income before depreciation and amortization. OIBDA margin is defined as OIBDA as a percentage of our net revenues. OIBDA may not be similar to OIBDA measures of other companies, is not a measurement under accounting principles generally accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations. We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions of mobile operators and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. We use a term Adjusted for OIBDA and operating income when there were significant excluded one off effects. OIBDA can be reconciled to our consolidated statements of operations as follows:

	Q4 2013					Q3 2014					Q4 2014				
RUB mln	Group	RUS	UKR	ARM	TUK	Group	RUS	UKR	ARM	TUK	Group	RUS	UKR	ARM	TUK
OPERATING INCOME	27,219	25,865	3,109	(27)	488	32,756	28,249	2,071	642	352	21,183	24,212	(3,467)	464	457
Less: Gain from reentrance into Uzbekistan	-	-	-	-	-	(3,604)	-	-	-	-	(3,130)	-	-	-	-
Add: Provision for investment in Delta bank	-	-	-	-	-	-	-	-	-	-	5,138	-	5,138	-	-
ADJUSTED OPERATING INCOME/LOSS	27,219	25,865	3,109	(27)	488	29,152	28,249	2,071	642	352	23,191	24,212	1,671	464	457
ADD: D&A	17,769	15,243	2,085	448	11	19,034	17,188	1,410	425	27	19,404	17,112	1,449	523	48
ADJUSTED OIBDA	44,988	41,107	5,194	420	498	48,186	45,437	3,481	1,067	379	42,596	41,324	3,120	986	506

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DEFINITIONS & RECONCILIATIONS

	Q4 2013					Q3 2014					Q4 2014				
	Group	RUS	UKR	ARM	TUK	Group	RUS	UKR	ARM	TUK	Group	RUS	UKR	ARM	TUK
OPERAING INCOME MARGIN	26.0%	27.5%	31.3%	n/a	59.5%	30.6%	28.5%	25.5%	32.9%	38.7%	19.8%	24.7%	(46.5%)	21.7%	36.4%
Less: Gain from reentrance into Uzbekistan	-	-	-	-	-	(3.4%)	-	-	-	-	(2.9%)	-	-	-	-
Add: Provision for investment in Delta bank	-	-	-	-	-	-	-	-	-	-	4.7%	-	68.9%	-	-
ADJUSTED OPERATING MARGIN	26.0%	27.5%	31.3%	n/a	59.5%	27.2%	28.5%	25.5%	32.9%	38.7%	21.6%	24.7%	22.4%	21.7%	36.4%
ADD: D&A	17.0%	16.2%	21.0%	28.2%	1.3%	17.8%	17.3%	17.4%	21.8%	3.0%	18.1%	17.5%	19.4%	24.4%	3.8%
ADJUSTED OIBDA MARGIN	42.9%	43.7%	52.3%	26.5%	60.8%	45.0%	45.8%	42.9%	54.6%	41.7%	39.7%	42.1%	41.8%	46.1%	40.2%

Annual adjusted OIBDA can be reconciled to our consolidated statements of operations as follows:

	2013					2014				
RUB mln	Group	RUS	UKR	ARM	TUK	Group	RUS	UKR	ARM	TUK
OPERATING INCOME	101,758	94,873	11,745	1,299	1,159	102,349	99,075	3,390	1,674	1,452
Less: Gain from reentrance into Uzbekistan	-	-	-	-	-	(6,734)	-	-	-	-
Add: Provision for investment in Delta bank	-	-	-	-	-	5,138	-	5,138	-	-
ADJUSTED OPERATING INCOME	101,758	94,873	11,745	1,299	1,159	100,753	99,075	8,528	1,674	1,452
ADD: D&A	73,253	62,825	8,896	1,560	18	74,710	65,768	6,780	1,807	123
ADJUSTED OIBDA	175,011	157,699	20,641	2,859	1,177	175,463	164,844	15,308	3,481	1,576

MTS from words to digits
37
Data+Differentiation+Dividends

2013 2014 Group RUS UKR ARM TUK Group RUS UKR ARM TUK OPERAING INCOME MARGIN 25.5% 26.7% 29.6% 20.9% 40.8% 24.9% 26.4% 10.3% 23.4% 38.0% Less: Gain from reentrance into Uzbekistan - - - - - (1.6%) - - - - Add: Provision for investment in Delta bank - - - - - 1.2% - 15.7% - - ADJUSTED OPERATING MARGIN 25.5% 26.7% 29.6% 20.9% 40.8% 24.5% 26.4% 26.0% 23.4% 38.0% ADD: D&A 18.4% 17.7% 22.4% 25.0% 0.6% 18.2% 17.5% 20.7% 25.3% 3.2% ADJUSTED OIBDA MARGIN 43.9% 44.4% 52.0% 45.9% 41.5% 42.7% 44.0% 46.7% 48.7% 41.2% DEFINITIONS & RECONCILIATIONS

DEFINITIONS & RECONCILIATIONS RUB mln As of Dec 31, 2013 As of Dec 31, 2014 Current portion of LT debt and of capital lease obligations 25,064 42,674 LT debt and capital lease obligations 194,083 249,717 Total debt 219,147 292,391 Less: Cash and cash equivalents 30,612 61,410 ST investments 14,633 9,849 LT deposits - 13,671 Effects of hedging of non-ruble denominated debt 1,825 21,936 Net debt 172,078 185,525 Free cash flow is represented by net cash from operating activities less cash used for certain investing activities. Free cash flow is commonly used by investors, analysts and credit rating agencies to assess and evaluate our performance over time and within the wireless telecommunications industry. Because free cash flow is not based in US GAAP and excludes certain sources and uses of cash, the calculation should not be looked upon as an alternative to our Consolidated statement of cash flows or other information prepared in accordance with US GAAP. RUB mln For the year ended Dec 31, 2013 For the year ended Dec 31, 2014 Net cash provided by operating activities from continuing operations 159,924 159,518 Less: Purchases of property, plant and equipment (67,146) (74,243) Purchases of intangible assets (14,429) (18,356) Proceeds from sale of property, plant and equipment 418 619 Investments in and advances to associates (5,089) (7,767) Acquisition of subsidiaries, net of cash acquired - (2,755) Free cash flow from continuing operations 73,678 57,016 Net debt represents total debt less cash and cash equivalents and short-term investments and long-term deposits. Our net debt calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare our periodic and future liquidity within the wireless telecommunications industry. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP.

DEFINITIONS & RECONCILIATIONS Average monthly service revenue per subscriber (ARPU). We calculate our ARPU by dividing our service revenues for a given period, including interconnect, guest roaming fees and connection fees, by the average number of our subscribers during that period and dividing by the number of months in that period. Average monthly minutes of usage per subscriber (MOU). MOU is calculated by dividing the total number of minutes of usage during a given period by the average number of our subscribers during the period and dividing by the number of months in that period. Subscriber. We define a “subscriber” as an organization or individual, whose SIM-card: shows traffic-generating activity or accrues a balance for services rendered or is replenished or topped off Over the course of any three-month period, inclusive within the reporting period, and was not blocked at the end of the period. Churn. We define our “churn” as the total number of subscribers who cease to be a subscriber as defined above during the period (whether involuntarily due to non-payment or voluntarily, at such subscriber’s request), expressed as a percentage of the average number of our subscribers during that period. Subscriber acquisition cost (SAC). We define SAC as total sales and marketing expenses and handset subsidies for a given period. Sales and marketing expenses include advertising expenses and commissions to dealers. SAC per gross additional subscriber is calculated by dividing SAC during a given period by the total number of gross subscribers added by us during the period.

CONTACT INFORMATION MTS Investor Relations +7 495 223 20 25 ir@mts.ru www.mtsgsm.com Latest Financial Information www.mtsgsm.com/resources/reports/ Official MTS Blog www.mtsgsm.com/blog/ Follow Us twitter.com/JoshatMTS Download the MTS Investor Relations App for Pad: http://goo.gl/oRuyqk

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Andrei Dubovskov
	Name:	Andrei Dubovskov
	Title:	CEO

Date: March 17, 2015

16